FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .]

PRESS RELEASE

WAVECOM ANNOUNCES FIRST QUARTER 2003 EARNINGS

•                  Product gross margin remains strong at 34.4% of sales

•                  Action plan delivers sequentially lower operating expenses

•                  Backlog increased 12.6% over last quarter

Issy-les-Moulineaux, France – April 29, 2003 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: 7306) today announced financial results for the first quarter of 2003.  All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

In millions of euros except for share and per share data	Q1 2002	Q4 2002	Q1 2003
Revenues	108.6	€135.4	€88.0
Gross profit	28.0	53.6	29.4
Operating expenses	21.7	43.1	34.8
Operating income (loss)	6.3	10.4	(5.4)
Net income (loss)	7.8	11.2	(4.1)
Earnings per share (basic)	€0.53	€0.75	€(0.27)
No. shares used for calculation	14,841,415	15,052,768	15,122,646

For the first quarter of 2003, Wavecom reported total revenues of €88 million, representing a 19% decline from the first quarter of 2002 and a 35% decline from the fourth quarter of 2002.  At constant currencies(1), Wavecom sales would have declined 5% year on year and 31% sequentially.  Nearly all of Wavecom’s sales from Asia-Pacific and the Americas are denominated in U.S. dollars whereas the Company’s reporting currency is euros, therefore movements between these two currencies impact financial results. The three key factors that had an impact on first quarter sales performance included:  the seasonality effect of the Chinese new year, an extremely competitive environment in the local Chinese market for mobile telephones and the weak U.S. dollar compared to the euro.

For the first quarter of 2003, sales of WISMOs represented 91% of total product revenues; the remaining product sales came from modems.   Revenues derived from services were less than one percent of the total.  During the first quarter of 2003, Wavecom shipped 1.7 million units compared to 1.5 million units during the same period in 2002 and 2.3 million units in the fourth quarter of 2002.

Wavecom moved to a more balanced customer portfolio in the first quarter of 2003 as two customers represented more than 10% each of sales, but no single customer accounted for more than 50% of total sales.  The top ten customers represented 85% of sales, down from 87% in the preceding quarter and down from 92% in the first quarter of 2002.

(1) Calculations are based on the following average rate for the periods January 1, 2002 to March 31, 2002  (1 euro = 0.8842 US dollar) and October 1, 2002 to December 31, 2002 (1euro = 1.0059 US dollar)  compared to the period January 1, 2003 to March 31, 2003 (1 euro = 1.0734 US dollar).

Wavecom sales by market segment and geographic regions

Q1 2003 product sales by market segment:

PCD (Personal Communication Devices)	75.8%
M2M (Machine to Machine)	2.2%
Automotive	5.6%
Distributors	16.4%

Q1 2003 sales by geographic region:

Asia-Pacific	80%
Americas	1%
Europe, Middle-East and Africa	19%

Backlog at March 31, 2003 increased by 12.6% from €95 million at December 31, 2002 to €107 million.

Average selling prices (ASP) for WISMOs continued to trend lower, decreasing by 11.2% from the previous quarter and 27.8% year on year.  Some of this decline has been due to the weakening of the U.S. dollar against the euro during the past year.  Management continues to expect ASPs to decrease, targeting a 20% annual decline for 2003. However, there may be variances in this rate from quarter to quarter during the course of the year, especially due to currency fluctuations.

Product gross margin for the first quarter 2003 reached 34.4%, exceeding management’s ongoing objective of 30%, compared with 40.4% for the previous quarter and 26.7% for the first quarter of 2002. Product gross margin levels reflect the declining ASPs, offset by:  an overall soft market for components resulting in favorable pricing, lower manufacturing costs due primarily to further shifts in production from Europe to China, and ongoing improvements in the production process.

Operating expenses declined 19.3% from the fourth quarter of 2002.  At March 31, 2003, total salaried personnel (or full-time equivalents) remained stable compared to December 31, 2002 at nearly 700 while the number of independent contractors numbered just over 200.  In addition to the effects of our hiring freeze, operating costs decreased as discretionary spending, such as travel and promotional activities, was minimized.  While operating expenses declined compared to the previous quarter, they increased from €21.7 million in the first quarter of 2002 as the Company built its infrastructure to support the business’ growth in 2002.

Aram Hékimian, Wavecom CEO stated, “We were extremely pleased to achieve this level of reduced operating expenses quickly and efficiently without compromising Wavecom’s future growth.” He added, “We are now realizing the positive results from the aggressive action plan we put into place at the beginning of this year that included a corporate-wide effort to reduce overall operating expenses.  Given our more efficient organization and cost base, we can now refocus our efforts on Wavecom’s growth drivers such as sales and technological innovation.”

During the first quarter of 2003, the Company implemented a hedging program to reduce its exposure to foreign currency fluctuations.  Hedging instruments helped to limit net foreign exchange losses to €922,000 in the quarter, despite significant foreign exchange volatility during the quarter. This was the first time the Company has used such a program.

A tax benefit was recognized in the first quarter of 2003, primarily due to tax benefits recognized on losses and research tax credits in France.

As of March 31, 2003, the Company had cash and short-term investments of €162.2 million representing a sequential increase of 21% above the €134.5 million as of December 31, 2002.  Inventories decreased 37% from the preceding quarter to reach a level of €19.0 million as of March 31, 2003.  Accounts receivable totaled €40.7 million, representing 42 days sales outstanding, down from 57 days at December 31, 2002.

On February 10, 2003, Wavecom received COB (French stock market authority) approval to implement its share repurchase program.  To date, the company has repurchased approximately 1% of its shares.

Outlook:

In the context of an uncertain global climate, Wavecom management believes that revenues in the second quarter will be equal to or moderately down from the first quarter, and then will increase sequentially for the remainder of 2003, as many customers introduce new products into mass production, with full year sales levels expected to be in line with 2002.  Management believes that, with this level of sales, the Company will be able to achieve breakeven for the second half of 2003 at the operating level.  Management does, however, caution that certain elements beyond its control, notably the SARS epidemic in Asia and the continued volatility of the U.S. dollar could have a material impact on future short-term results.  It should be noted that the outbreak of SARS has had no noticeable effect on Wavecom’s business to date.

Today at 3 pm Paris time, Wavecom management will host a conference call for financial professionals commenting on its first quarter 2003 earnings and strategic initiatives.  Visit the Wavecom corporate website:  www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Second quarter 2003 earnings are scheduled to be announced on July 24, 2003 at 7:30 am Paris time, and will be followed by a conference call for financial professionals and a presentation to the financial community in Paris.

About Wavecom

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €551.1 million in 2002 and €88 million for the period ended March 31, 2003. Wavecom is publicly traded on Euronext Paris (Nouveau Marché 7306) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

USA (general)

USA (financial)

Patrick Hall

John D. Lovallo

The Townsend Agency

Ogilvy Public Relations Worldwide

Tel. +1 (858) 457-4888; ext. 112

Tel. : +1 (212) 880-5216

phall@townsendagency.com

john.lovallo@ogilvypr.com

Asia

UK

Diana Pong/Jessica Chong

Kate Gordon/Tristan Jervis

Ruder Finn Asia Limited

Ruder Finn UK

Tel. +852 2521 0800

Tel. +44 (0)20 7462 8900

pongd@ruderfinn.com.hk

kgordon@ruderfinn.co.uk

chongj@ruderfinn.com.hk

tjervis@ruderfinn.co.uk

Company contacts:

Wavecom media contact	Wavecom investor contact
Mette Haffner Gullesen

Lisa Ann Sanders

Public Relations Manager	Investor Relations Director
Tel. +33 1 46 29 97 56	Tel. +33 1 46 29 41 81
mette.gullesen@wavecom.com	lisaann.sanders@wavecom.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2002	2003
	Euro	Euro
Revenues :
Product sales	108,357	87,180
Technology development and other services	262	806
	108,619	87,986
Cost of revenues :
Product sales	79,457	57,218
Technology development and other services	1,130	1,355
	80,587	58,573
Gross profit	28,032	29,413
Operating expenses :
Research and development	12,672	16,710
Sales and marketing	3,906	9,252
General and administrative	4,735	8,650
Amortization of deferred stock-based compensation	428	205
Total operating expenses	21,741	34,817
Operating income (loss)	6,291	(5,404)
Interest income, net	529	853
Foreign exchange gain (loss)	285	(922)
Total financial income (loss)	814	(69)
Income (loss) before minority interests and income taxes	7,105	(5,473)
Minority interests (benefit)	(7)	289
Income (loss) before income taxes	7,112	(5,762)
Income tax expense (benefit)	(690)	(1,671)
Net income (loss)	7,802	(4,091)

Basic net income (loss) per share	0.53	(0.27)
Diluted net income (loss) per share	0.51	(0.27)

Number of shares used for computing :
- basic net income (loss) per share	14,841,415	15,122,646
- diluted net income (loss) per share	15,444,491	15,122,646

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2002	At March 31, 2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents.	119,416	146,948
Short-term investments	15,112	15,206
Accounts receivable, net	85,921	40,667
Inventory, net	30,205	18,959
Value added tax recoverable	6,430	2,944
Prepaid expenses and other current assets	9,335	7,320
Deferred tax assets	3,889	3,271
Total current assets	270,308	235,315

Property and equipment, net	29,624	31,017
Goodwill, net	4,807	4,667
Long-term investments	14,152	14,251
Other assets	5,102	4,382
Deferred tax assets	8,041	9,208
Total assets	332,034	298,840

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	99,937	71,340
Accrued compensation	10,488	9,637
Other accrued expenses	36,367	38,970
Current portion of capitalized lease obligations	214	950
Deferred revenue and advances received from customers	4,100	2,759
Income tax payable	13,605	12,902
Other liabilities	179	243
Total current liabilities	164,890	136,801

Long-term portion of capitalized lease obligations	287	952

Minority interests	38	326

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 161 122 shares issued and outstanding at March 31, 2003 (15 107 890 at December 31, 2002)	15,108	15,161
Treasury stock (156 345 shares in treasury at March 31, 2003)	—	(1,312)
Additional paid-in capital	135,954	136,083
Deferred compensation .	(975)	(627)
Retained earnings	16,416	12,325
Other comprehensive income	—	327
Cumulative translation adjustment	316	(1,196)
Total shareholders’ equity	166,819	160,761
Total liabilities and shareholders’ equity	332,034	298,840

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2002	2003
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	7,802	(4,091)
Adjustments to reconcile net income to net cash provided from operating activities :
Depreciation and amortization of property and equipment	1,591	4,130
Amortization of deferred stock-based compensation	428	348
Minority interests	(7)	289
Deferred taxes	—	(549)
Net increase (decrease) in cash from working capital items	(37,278)	35,179
Net cash provided (used) by operating activities	(27,464)	35,306
Cash flows from investing activities :
Acquisition of short-term investments	(137)	(93)
Acquisition of long term investments	(26)	(99)
Purchases of property and equipment	(3,209)	(4,232)
Proceeds from sale of property and equipment	—	16
Net cash used by investing activities	(3,372)	(4,408)
Cash flows from financing activities :
Repayment of loans	(406)	—
Principal payments on capital lease obligations	(81)	(61)
Purchases of treasury stock	—	(1,312)
Exercise of stock options and founders’ warrants	183	182
Net cash used by financing activities	(304)	(1,191)
Effect of exchange rate changes on cash and cash equivalents	566	(2,175)
Net increase (decrease) in cash and cash equivalents	(30,574)	27,532
Cash and cash equivalents, beginning of period	128,972	119,416
Cash and cash equivalents, end of period	98,398	146,948

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: April 29, 2003	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer